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                                        Filed by Beneficial Mutual Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                     Subject Company:  FMS Financial Corporation
                                                   Commission File No.:  0-17353


FOR IMMEDIATE RELEASE                   CONTACTS:

                                        Beneficial Mutual Bancorp, Inc. by
                                        Toplin & Associates
                                        Christine Reimert
                                        (215) 793-4666
                                        creimert@comcast.net

                                        Craig W. Yates
                                        President and Chief Executive Officer
                                        FMS Financial Corporation
                                        (609) 386-2400


                         BENEFICIAL MUTUAL BANCORP, INC.
                          AND FMS FINANCIAL CORPORATION
                        SIGN DEFINITIVE MERGER AGREEMENT

Philadelphia, PA and Burlington, NJ (October 13, 2006) -- Beneficial Mutual Bancorp, Inc., the parent of Beneficial Mutual Savings Bank (together, "Beneficial"), and FMS Financial Corporation (NASDAQ: FMCO), the parent of Farmers and Mechanics Bank (together, "FMS"), have signed a definitive merger agreement. Under the terms of the agreement, approved by the Boards of Directors of both companies, Beneficial will conduct a minority stock offering to its depositors and the public and immediately thereafter will acquire FMS Financial Corporation. Upon completion of the merger, Farmers and Mechanics Bank will be merged with and into Beneficial Mutual Savings Bank.

         FMS shareholders will receive $28.00 per share, in the form of stock, cash or a combination of cash and stock, subject to the election and proration procedures set forth in the merger agreement. To the extent necessary to maintain the aggregate pro forma tangible book value of the shares of Beneficial common stock to be issued in the merger at not less than $65.609 million and to fulfill the intention of Beneficial and of FMS that the transaction qualify as a tax-free transaction for both parties, the percentage of shares of FMS common stock to be exchanged for cash will not be less than 35 percent nor more than
42.5 percent and the percentage of shares of FMS common stock to be exchanged for shares of Beneficial common stock will not be less than 57.5 percent nor more than 65 percent. The aggregate transaction value is approximately $183.2 million.

         Following the completion of the minority stock offering and the merger, approximately 55 percent of Beneficial Mutual Bancorp's outstanding common stock will be held by its parent, Beneficial Savings Bank, MHC, a mutual holding company; and the remaining 45 percent will be held by subscribers to Beneficial's minority stock offering and the former shareholders of FMS Financial Corporation. As such, Beneficial will remain in a mutual holding company structure. The merger is expected to solidify Beneficial's position as the largest Philadelphia-based bank with more than $3.5 billion in assets and a network of over 80 neighborhood banking offices throughout the Delaware Valley. The combined institution will offer a full array of financial products encompassing retail and commercial banking including commercial, consumer and real estate lending, insurance and brokerage operations.

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         The definitive merger agreement is subject to the approval of FMS shareholders and regulatory authorities, along with the completion of Beneficial's minority stock offering. It is anticipated that Beneficial will adopt a Plan of Minority Stock Issuance during the fourth quarter of 2006, and that both the minority stock issuance and the merger will close by mid-year 2007.

         In announcing the transaction, George W. Nise, president and CEO of Beneficial said, "this transaction is a significant milestone in the evolution of Beneficial and is consistent with our strategy of expanding into New Jersey". Nise further stated "FMS has deep roots in the communities it serves and places a premium on customer service, much like we do. This transaction also gives our depositors an opportunity to become shareholders in the resulting company and to share in our future."

         President and CEO of FMS, Craig W. Yates, and one other FMS board member will join Beneficial's Board of Directors. Commenting on the agreement, Mr. Yates said, "This transaction represents excellent value for FMS shareholders. Farmers & Mechanics Bank has been serving Burlington County with dedication and pride since 1871. I am pleased to say that we have found in Beneficial a partner that shares our commitment to the communities we serve and passion for service excellence."

         Nise also announced that in conjunction with Beneficial's planned minority offering, the combined organization plans to establish the Beneficial Charitable Foundation. This foundation will continue to enhance the financial and volunteer-based commitment that both Beneficial and FMS have made to support charitable, civic, arts and educational initiatives.

         Beneficial was advised by The Kafafian Group Inc. and the law firm of Muldoon Murphy and Aguggia LLP. FMS was advised by Ryan Beck & Co. and the law firm of Malizia Spidi & Fisch, PC., Washington, DC.

ABOUT BENEFICIAL

         Beneficial is a community-based, full-service financial services company that has served individuals and businesses in the Delaware Valley area for more than 150 years. With 39 offices in the greater Philadelphia region and $2.4 billion in assets, Beneficial is the oldest and largest bank headquartered in Philadelphia. Visit www.beneficialsavings.com for more information.

ABOUT FMS

         Founded in 1871 under the name of Farmers & Mechanics Building & Loan Association, FMS is dedicated to full service, convenient banking. FMS has assets of more than $1.2 billion and a network of 42 offices. Headquartered in Burlington, New Jersey, FMS serves greater Burlington County and parts of Camden and Mercer Counties, New Jersey. FMS is traded on the NASDAQ under ticker FMCO. Visit www.fmsbank.net for more information.

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FORWARD-LOOKING STATEMENTS

         This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include statements about the expected benefits of the merger and other statements identified by the words "expects", "anticipates" and other similar words. The accuracy of forward-looking statements is inherently uncertain and there are many factors that could cause the actual results to differ materially from the forward-looking statements, including but not limited to, Beneficial's ability to successfully complete the minority stock offering, FMS's ability to obtain the approval of the merger by its shareholders, Beneficial's and FMS's ability to obtain all requisite regulatory approvals, and Beneficial's ability to successfully integrate the operations of FMS following the completion of the merger. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this press release. Except as required by applicable law or regulation, neither Beneficial nor FMS undertake any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this press release.

ADDITIONAL INFORMATION ABOUT THE MINORITY STOCK OFFERING AND THE MERGER

         This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Beneficial Mutual Bancorp, Inc. Beneficial Mutual Bancorp, Inc. will file a registration statement, which will include a prospectus for the minority stock offering and a proxy statement/prospectus to be mailed to shareholders of FMS in connection with the solicitation of their approval of the merger agreement and the merger, and other relevant documents with the Securities and Exchange Commission (the "SEC") with respect to the minority stock offering and the merger. INVESTORS ARE URGED TO READ THESE DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MINORITY STOCK OFFERING AND THE MERGER. Investors will be able to obtain these documents free of charge at the SEC's website (www.sec.gov).

         The directors and executive officers of FMS Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of FMS. Information about the interests of FMS's directors and executive officers is set forth in the proxy statement for FMS's 2006 Annual Meeting of Stockholders, dated March 24, 2006, as filed with the SEC. A copy of the proxy statement is available free of charge at the SEC's website (www.sec.gov). Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.